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                  LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

TERM INSURANCE RIDER

This extra benefit Rider is attached to and made a part of the policy. It provides non-participating term insurance on the lives of the Insured Employees named in the Policy Specifications.

If this Rider is added after the Date of Issue of the policy, the effective date of the Rider is the date of coverage change shown on the supplemental Policy Specifications, which will be sent to the Owner. This Rider may be added after the Date of Issue of the policy only with Lincoln Life's consent.

DEFINITIONS

BASIC POLICY SPECIFIED AMOUNT
The Basic Policy Specified Amount is shown in the Policy Specifications or in the Supplemental Policy Specifications if later changed.

MINIMUM TARGET FACE AMOUNT
The Target Face Amount cannot be decreased below this amount. The Minimum Target Face Amount is shown in the Policy Specifications or in the Supplemental Policy Specifications if later changed. Upon the effective date of this Rider, all references in the Policy to Minimum Specified Amount are replaced by references to Minimum Target Face Amount.

TARGET FACE AMOUNT
The Target Face Amount is shown in the Policy Specifications or in the Supplemental Policy Specifications if later changed. Upon the effective date of this Rider, all references in the Policy to Specified Amount are replaced by references to Target Face Amount.

BENEFIT AMOUNT

The Benefit Amount of this Rider is the Target Benefit Amount less the Basic Policy Benefit Amount. The Target Benefit Amount is the greater of the Target Face Amount, increased by any additional death benefit attributable to the Death Benefit Option and the Minimum Required Death Benefit as described in the policy. The Target Face Amount may not be less than the Minimum Target Face Amount.

The Benefit Amount of the Rider is included in the total Death Benefit paid as described in the Death Benefit Options provision of the policy. Subject to the terms of the policy, Lincoln Life will pay the Benefit Amount for this Rider upon receipt at the Administrator Mailing Address of due proof of death of the Insured Employee. The death of the Insured Employee must occur while this Rider is in force.

RENEWAL

While the policy is in force, Lincoln Life will automatically renew this Rider annually until the Maturity Date of the Insured Employee or the Insured Employee's date of death as provided in the Coverage Beyond Maturity provision.

Lincoln Life will renew this Rider without evidence of insurability for another one year term on the first day of the Insured Employee Initial Coverage Duration Anniversary.

OTHER PROVISIONS

AGE
If the Insured Employee's age is misstated, the Benefit Amount will be adjusted to reflect the death benefit that would have been purchased by the most recent Monthly Rider Cost at the correct age.

MONTHLY RIDER COST
The Monthly Rider Cost will be the Benefit Amount for this Rider multiplied by the Monthly Rider Rate divided by 1,000. The policy's Monthly Deduction will be increased by the Monthly Rider Cost.

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MONTHLY RIDER RATE
The Monthly Rider Rate is based on the Insured Employee's issue age, number of Insured Employee Initial Coverage Durations elapsed and premium class of the Insured Employee.

Lincoln Life may adjust the Monthly Rider Rate from time to time. Adjustments will be on a class basis and will be based on Our estimates for future cost factors, such as mortality, investment income, expenses, and length of time Riders stay in force. Any adjustments will be made on a nondiscriminatory basis. The rate during any Rider year may never exceed the rate shown for that year in the Table of Guaranteed Maximum Insurance Rates as shown in the Policy Specifications. Those rates are based on the 1980 Commissioner's Standard Ordinary Aggregate Mortality Table A.

SUICIDE AND INCONTESTABILITY

SUICIDE
If an Insured Employee dies by suicide within 2 years from the Date of Issue of his/her Initial Coverage under this Rider, Lincoln Life will refund all Rider premiums paid with respect to the Insured Employee. This Rider's Benefit Amount will not be paid.

If an Insured Employee dies by suicide more than 2 years from the Date of Issue of his/her Initial Coverage under this Rider but within 2 years from the Date of Issue of any increase in coverage under this Rider, Lincoln Life will pay the portion of the Benefit Amount allocated to an Insured Employee for any coverage in effect more than 2 years from the Date of his/her Initial Coverage under this Rider plus the portion of the Monthly Rider Cost allocated to the Insured Employee for the increase in coverage.

All amounts will be calculated as of the date of death.

INCONTESTABILITY
With respect to statements made in the initial application for the Insured
Employee:

     Lincoln Life will not contest this Rider with respect to an Insured Employee after it has been in force during the lifetime of the Insured Employee for 2 years from its Date of Issue of Initial Coverage except for nonpayment of premium sufficient to pay Monthly Rider Costs.

With respect to statements made in any Subsequent Applications:

     Lincoln Life will not contest coverage with respect to an Insured Employee relating to Subsequent Applications after coverage has been in force during the lifetime of an Insured Employee for 2 years from the Date of Issue of such coverage except for nonpayment of premium sufficient to pay Monthly Rider Costs.

TERMINATION OF COVERAGE

All coverage under this Rider will automatically terminate upon Surrender of the Policy.

Insurance will terminate as to any employee insured under this Rider on the earliest of the following to occur:

1.   The Maturity Date of the Insured Employee; or

2. the date on which the policy's Target Face Amount is decreased below the minimum Target Face Amount required to allow attachment of this Rider; or

3. the date Lincoln Life receives a request, In Writing, from the Insured Employee to terminate his/her coverage under this Rider.

This Rider is attached to and made a part of the policy. It is signed for Lincoln Life on its Date of Issue.

Issued by Lincoln Life & Annuity Company of New York.

                                      Lincoln Life & Annuity Company of New York

                                            /s/ Lorry J. Stensrud

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